FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2004	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President and CEO

Exhibit Description
Press Release: Ceragon Networks® Announces First Profitable Quarter in Company’s History

Ceragon Networks® Announces First Profitable Quarter in Company’s History

Company Reports First Quarter 2004 Financial Results

        TEL AVIV, Israel, April 29, 2004 – Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the first quarter, which ended March 31, 2004. The first quarter of 2004 was Ceragon’s tenth consecutive quarter of revenue growth and the first quarter in which the company reached profitability.

        Revenues for the quarter were $11.4 million, up from $7.0 million for the first quarter of 2003 and from $10.2 million for the fourth quarter of 2003. This represents an increase of 62% as compared to the first quarter of 2003, and an increase of 12.1% as compared to the fourth quarter of 2003.

        Gross profit for the first quarter of 2004 increased to $4.9 million, or 42.7% of revenues. This compares to gross profit for the first quarter of 2003 of $2.6 million, or 37% of revenues, and to gross profit for the fourth quarter of 2003 of $4.2 million, or 41.8% of revenues.

        The net profit computed in accordance with U.S. GAAP for the first quarter of 2004 improved for the tenth consecutive quarter, to $39 thousand, or $0.00 basic and diluted net profit per ordinary share. This compares to net loss for the first quarter of 2003 of $(2.1) million, or $(0.09) basic and diluted net loss per ordinary share, and to net loss for the fourth quarter of 2003 of $(275) thousand, or $(0.01) basic and diluted net loss per ordinary share. The company ended the first quarter of 2004 with $39 million in cash and liquid investments.

        “Ceragon has just completed a strategic quarter, in line with our long term vision, achieving our first-ever quarter of profitability. We are enhancing our technology leadership in the marketplace with the launching of our innovative FibeAir 1500P,” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “and we will continue to focus on target markets and geographic expansion, providing the market with cutting edge wireless solutions. This strategy has proven itself quarter after quarter and I am confident, now that we have reached these significant goals, that we will take the company into yet another successful year.”

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Ceragon Reports First Quarter 2004 Results – 2

        A conference call discussing Ceragon’s results for the first quarter of 2004 will take place today, April 29, 2004, at 11:00 a.m. (EDT). Details can be found on Ceragon’s website at http://www.ceragon.com/site/Investor_events.asp. The live call and its replay will be accessible on Ceragon’s website. The replay will be available through May 3, 2004.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (Nasdaq: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 100 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 50 countries. More information is available at www.ceragon.com

Ceragon Networks,® CeraView,® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports First Quarter and Fiscal Year 2004 Results – 3

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2004	2003	2003
	Unaudited

Revenues	$11,397	$7,037	$34,421
Cost of revenues	6,532	4,434	20,646

Gross profit	4,865	2,603	13,775

Operating expenses:
Research and development	2,186	2,172	8,946
Less - grants and participations	493	450	1,976

Research and development, net	1,693	1,722	6,970
Sales and marketing, net	2,735	2,364	9,437
General and administrative	524	510	2,167
Amortization of deferred stock
compensation (a)	158	451	1,354
Non-recurring income, net	-	(82)	(704)

Total operating expenses	5,110	4,965	19,224

Operating loss	(245)	(2,362)	(5,449)
Financial income, net	253	264	1,159
Other income	31	-	-

Net profit (loss)	$39	$(2,098)	$(4,290)

Basic and diluted net profit (loss)
per share	$0.00	$(0.09)	$(0.19)

Weighted average number of shares
used in computing basic net
income (loss) per share	24,729,552	22,609,179	23,063,160

(a) Amortization of deferred stock
compensation relates to the
following:
Cost of revenues	$15	$37	$109
Research and development, net	44	136	400
Sales and marketing, net	75	171	530
General and administrative	24	107	315

Total amortization of deferred
stock compensation	$158	$451	$1,354

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Ceragon Reports First Quarter and Fiscal Year 2004 Results – 4

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31, 2004	December 31, 2003
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,602	$7,307
Short-term bank deposits	6,648	10,556
Marketable securities	5,937	4,861
Trade receivables, net	7,436	5,056
Other accounts receivable and prepaid expenses	2,608	2,892
Inventories	13,045	11,103

Total current assets	45,276	41,775

LONG-TERM INVESTMENTS:
Long-term bank deposits	5,115	1,473
Long-term marketable securities	11,671	14,849
Long-term receivables	300	-
Severance pay funds	1,686	1,664

Total long-term investments	18,772	17,986

PROPERTY AND EQUIPMENT, NET	2,654	2,667

Total assets	$66,702	$62,428

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$8,652	$5,662
Other accounts payable and accrued expenses	6,351	5,632

Total current liabilities	15,003	11,294

ACCRUED SEVERANCE PAY	2,542	2,451

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of December 31, 2003 and March 31, 2004; Issued
and outstanding: 24,675,313 shares and 24,783,791 shares as
of December 31, 2003 and March 31, 2004, respectively	61	61
Additional paid-in capital	171,844	171,611
Deferred stock compensation	(237)	(395)
Accumulated other comprehensive income	44	-
Accumulated deficit	(122,555)	(122,594)

Total shareholders' equity	49,157	48,683

Total liabilities and shareholders' equity	$66,702	$62,428

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Ceragon Reports First Quarter and Fiscal Year 2004 Results – 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com

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